December 20, 2021	Matthew C. Micklavzina T +1 202 508 4636 matthew.micklavzina@ropesgray.com via edgar

Mr. Chad D. Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Access℠ Pine Point Fund (the “Fund”)

(File Nos. 333-256560 and 811-23700)

Dear Mr. Eskildsen:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on December 16, 2021 relating to Pre-Effective Amendment No. 2 to the above-referenced registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on November 24, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus

1.	Comment: The Staff notes that one section of the Prospectus states the Fund will pay fees to the Administrator and another section of the Prospectus states the fee will be 0.00% of the Fund’s net asset value (“NAV”). Please revise the disclosure to address this discrepancy or explain why the disclosure is accurate.

Response: The Fund confirms that it will pay an Administration Fee of 0.00% of its NAV under its agreement with the Administrator and has revised the disclosure under “Fund Services” in the Prospectus as follows:

The Fund has retained MML Advisers (the “Administrator”) to provide certain fund services, including fund administration, fund accounting and compliance services to the Fund. The Administrator also supplies certain officers to the Fund and additional compliance support personnel. Fees and expenses of the Administrator are paid by the Fund, at an annualized rate of 0.00% of the Fund’s NAV. ~~The Fund~~

~~compensates the Administrator for these services and reimburses the Administrator for certain of its out-of-pocket expenses.~~ See “Fund Expenses” below.

Financial Statements

2.	Comment: Please explain why the Administration Fee paid to MML Advisers (as defined in the Prospectus) is not disclosed in Note 4 to the Financial Statement of the Fund, given that MML Advisers appears to be a related party.

Response: The Fund has added disclosure regarding the Administration Fee to Note 4 to the Financial Statement of the Fund.

3.	Comment: In Note 4 to the Financial Statement of the Fund, please disclose the actual amounts of all related party agreements and remove the disclosure referring the reader to the Prospectus for those amounts.

Response: The Fund has disclosed related party agreements and provided contractual fee rates rather than referring to the Fund’s Prospectus.

4.	Comment: In Note 4 to the Financial Statement of the Fund, please add disclosure related to the commitment by MassMutual (as defined in the Prospectus) to invest at least $100 million in the Fund, since MassMutual is a related party.

Response: The Fund has added disclosure regarding MassMutual’s capital commitment to the Fund.

5.	Comment: Please confirm that the organizational and offering expenses paid by MML Advisers are not subject to future recoupment by MML Advisers.

Response: The Fund confirms that organizational and initial offering expenses paid by MML Advisers pursuant to a voluntary fee waiver are not subject to future recoupment and has added disclosure in the Prospectus to this effect. Ongoing and future offering expenses may either be voluntarily waived (and thus not subject to recoupment) or waived pursuant to the Fund’s contractual Expense Limitation Agreement (as defined in the Prospectus), in which case such waived fees could be subject to recoupment.

6.	Comment: Please ensure that the unaudited Schedule of Investments included in the Notes to Financial Statements of MassMutual Private Equity Funds LLC is marked “unaudited” when included in the Fund’s Pre-Effective Amendment No. 3.

Response: The Fund has revised the unaudited Schedule of Investments of MassMutual Private Equity Funds LLC to state that it is unaudited.

*        *        *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (202) 508-4636.

Very truly yours,

/s/ Matthew C. Micklavzina

Matthew C. Micklavzina

cc:	John Deitelbaum, MML Investment Advisers, LLC

Jill Nareau Robert, MML Investment Advisers, LLC

Andrew M. Goldberg, MML Investment Advisers, LLC

Gregory C. Davis, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP

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